SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015
_______________________

BioLineRx Ltd.
(Translation of Registrant’s name into English)

_______________________

P.O. Box 45158
19 Hartum Street
Jerusalem 9777518, Israel
(Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Further to its Current Report on Form 6-K dated February 9, 2015, the Registrant announces the following results of its Annual General Meeting of Shareholders which was held on March 24, 2015 at 11:00 a.m. (Israel time):

In respect of Proposal 1 – The required majority of shareholders who participated in the Meeting voted in favor of the election of Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem as directors until the next annual general meeting of the Registrant’s shareholders.

In respect of Proposal 2 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to directors Aharon Schwartz, Michael Anghel, B.J. Bormann, Raphael Hofstein and Sandra Panem, as described in the proxy statement provided to shareholders.

In respect of Proposal 3 – The required majority of shareholders who participated in the Meeting voted in favor of the grant of options to Dr. Kinneret Savitsky, the Company’s Chief Executive Officer, as described in the proxy statement provided to shareholders.

In respect of Proposal 4 – The required majority of shareholders who participated in the Meeting voted in favor of the appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the independent public auditors of the Registrant for the year ending December 31, 2015 and authorizing the Audit Committee of the Board of Directors to fix the compensation of said auditors in accordance with the scope and nature of their services.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial and Operating Officer

Dated: March 24, 2015